Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is a letter sent to certain employees of RELX PLC and RELX NV on February 15, 2018.

15 February 2018

An update on the new Dutch Share Purchase Plan

Dear colleagues,

As promised in my email of 31 January, I would now like to share with you some additional information about the new Dutch Share Purchase Plan.

The enrolment window for the plan will open on Monday 5 March 2018. The below FAQs give you some more detail on what to expect as we launch this new plan.

You will have seen today’s announcement about the proposed further simplification of the RELX Group corporate structure. I want to let you know that, if the proposed simplification is approved by shareholders, RELX NV shares you acquire under the plan prior to the simplification taking effect will be exchanged for an equal number of RELX PLC shares which are expected to be listed on Euronext Amsterdam and priced in euros, and RELX PLC shares you acquire under the plan after the simplification are also expected to be listed in Amsterdam and priced in euros.

Thank you.

Gunjan Aggarwal

Chief Human Resources Officer - RELX Group

What is the Dutch Share Purchase Plan (DSPP)?

The DSPP is a new share purchase plan launching this year for RELX Group employees in the Netherlands. Under the DSPP, you make monthly contributions from post-tax salary which are used to purchase RELX shares listed on the Amsterdam AEX stock exchange. At the end of the year, you can receive free matching shares from the company equal to 20% of the number of shares you have purchased.

When will the DSPP launch?

Enrolment into the DSPP will begin on Monday 5 March 2018 (the launch date). On the launch date, each eligible employee will receive an email from Computershare, the plan administrator. This will contain a link to an online enrolment tool through which participants must confirm their chosen monthly contribution amount. If you wish to participate in the 2018 cycle of the DSPP, you must have completed your online enrolment by no later than 23.59 CET on Saturday 31 March 2018. First salary deductions and share purchases will take place in April 2018.

Can I join?

You are eligible to participate in the DSPP if you are employed by a RELX Group company in the Netherlands, and are not in your probation period or under notice, at the launch date. You must receive regular salary or other cash payments via a Dutch payroll. You can only participate in the DSPP if you are not also eligible to participate in another RELX Group all-employee plan.

How much can I contribute under the DSPP?

Normally, the maximum amount you can contribute each year under the DSPP will be €6,000. This will be taken in 10 monthly contributions out of your net (post-tax) salary from February to November inclusive. However, as a special one-off arrangement for the first year of the DSPP, in 2018 you will be able to contribute up to an additional €1,000 from net salary. In 2018, eight monthly salary deductions will be made over April to November inclusive. The minimum contribution to the DSPP is €25 per month. Once the enrolment deadline has passed, you cannot change the amount you contribute each month under the Plan. However, you can choose to stop contributions completely for the remainder of the current cycle. As long as all other conditions are met, you will still receive matching shares on the investment shares you have purchased to date.

How are the investment shares purchased?

The plan administrator will use your salary deductions to purchase shares each month and will hold them on your behalf in a special nominee share plan account which you will be able to view online.

How do I get matching shares?

The company will deliver matching shares into your share plan account in December as long as you remain a RELX Group employee (and are not under notice) and have not sold any of your investment shares during the plan year. The number of matching shares you receive is equal to 20% of the number of investment shares you have purchased under the DSPP in the current year. If you resign during the plan year, your contributions will stop at the date of notice and you will not receive matching shares.

Where can I get more information?

Detailed information on how the DSPP works, including a share price modeller, will be available via the online enrolment tool. Eligible employees will receive a link to this tool by email on Monday 5 March 2018.

Because the simplification will involve the offer of securities in the US, we are required by US securities law to include the following note on all communications relating to the simplification:

CAUTIONARY NOTE

This email does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this email. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.

Distribution: all NLD active members

For internal use only - © RELX Group 2018

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